Exhibit B


                                 PROMISSORY NOTE



$2,600,000.00                                             Minneapolis, Minnesota
                                                          September 21, 2001



1. FOR VALUE RECEIVED, Aero Systems Engineering, Inc., a Minnesota corporation (the "Borrower"), hereby promises to pay to the order of Minnesota ASE, LLC, a Minnesota limited liability company (the "Holder"), at such location as the Holder may direct, the principal sum of Two Million Six Hundred Thousand and 00/100 Dollars ($2,600,000), in lawful money of the United States and immediately available funds, together with interest on the unpaid balance accruing as of and from the date hereof at a variable interest with an initial rate equal to
         6.250 percent per annum. The interest rate on this Note is subject to change from time to time based on changes in an index which is the National City Bank Base Rate (the "Index"). The Index currently is 6.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 0.250 percentage points over the Index, resulting in an initial rate of 6.250% per annum.

2. The entire outstanding principal balance of this Note, together with any and all accrued and unpaid interest hereon, shall be due and payable January 11, 2002.

3. The outstanding principal balance of this Note may be prepaid at any time at the option of the Borrower, in whole or in part without premium or penalty.

4. All payments and prepayments shall, at the option of the Holder, be applied first to any costs of collection, second to accrued interest on this Note, and lastly to principal.

5. Notwithstanding anything to the contrary contained herein, if the rate of interest or any other amounts due hereunder are determined by a court of competent jurisdiction to be usurious, then said interest rate and/or amounts shall be reduced to the maximum amount permissible under applicable Minnesota law.

6. Upon the occurrence at any time of an Event of Default (as defined herein) or at any time thereafter, the Borrower promises to pay all costs of collection of this Note, including but not limited to reasonable attorneys' fees, paid or incurred by the Holder on account of such collection, whether or not suit is filed with respect thereto and whether such cost or expense is paid or incurred, or to be paid or incurred, prior to or after the entry of judgment.

7. As used herein, the term "Event of Default" shall mean the occurrence of any one or more of the following:

         a. The Borrower shall fail to pay, when due, any amounts required to be paid by the Borrower under this Note; or


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         b.       The Borrower shall file or have filed against him a petition in bankruptcy or for an arrangement pursuant to any present or future state or federal bankruptcy act or under a similar federal or state law, or shall be adjudicated a bankrupt or insolvent, or shall make a general assignment for the benefit of creditors, or shall be unable to pay his debts generally as they become due, or any property of the Borrower shall be levied upon or attached in any proceeding.

8. Demand, presentment, protest and notice of nonpayment and dishonor of this Note are hereby waived.

9. This Note shall be governed by and construed in accordance with the laws of the State of Minnesota.



                                        AERO SYSTEMS ENGINEERING, INC.
                                        a Minnesota Corporation

                                        By:
                                             -----------------------------------

                                        Its:
                                             -----------------------------------


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